2011 ANNUAL REPORT

TransGlobe Energy CORPORATION

TSX:TGL NASDAQ:TGA
www.trans-globe.com

CONTENTS

MESSAGE TO SHAREHOLDERS	Page 2
MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3
MANAGEMENT’S REPORT	Page 22
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	Page 23
CONSOLIDATED FINANCIAL STATEMENTS	Page 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Page 29
SUPPLEMENTARY INFORMATION
Financial / Reserves	Page 55
Production and Sales Volumes / Share Information	Page 55
Summary of International Production Sharing Agreements	Page 56
Reserves and Estimated Future Net Reserves	Page 58

TransGlobe Energy Corporation’s

Annual General Meeting of Shareholders

Tuesday, May 8, 2012
3:00 PM
Mountain Time
Bow Glacier Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

MESSAGE TO THE SHAREHOLDERS

I am pleased to report the results of 2011 to the shareholders of TransGlobe Energy Corporation (“TransGlobe” or the “Company”). TransGlobe recorded substantial growth in reserves and production, primarily in our operated Egyptian properties. Production increased from an average 9,960 barrels of oil per day (“Bopd”) in 2010 to 12,132 Bopd, a growth rate of 22 percent. Year-end 2011 Proved (“1P”) reserves increased 38 percent to 28.1 million barrels (“MMBbl”), representing a production replacement for the year of 275 percent. Proved plus probable (“2P”) reserves increased 45 percent to 44.2 MMBbl, representing a production replacement for the year of 412 percent. More importantly, the Proved plus probable plus possible (“3P”) reserves increased to 59.8 MMBbl, an increase of 43 percent. The new fields discovered in 2010 at Arta, East Arta in the Arab Republic of Egypt (“Egypt”) contributed to the large increase in reserves. The West Bakr acquisition was also a significant contributor to increased reserves in 2011. The development drilling campaign for the next two to three years will focus on development drilling and enhanced recovery projects to bring these 3P reserves into the Proved-producing category. Additional delineation drilling is also expected to increase the total reserve numbers through higher estimated recovery factors and field extensions.

In response to higher oil prices TransGlobe increased the 2011 acquisition budget and added new projects at West Bakr in the Gulf of Suez and at South Alamein in the Western Desert area of Egypt. West Bakr was identified as a potential acquisition in 2007 and took a significant amount of time and effort to negotiate acceptable terms and to proceed through the approval process with the Egyptian government. The acquisition closed late in 2011 and these assets will see significant development drilling during 2012 and 2013. TransGlobe management believes the potential exists to dramatically increase production and reserves at West Bakr, similar to what was done at West Gharib. The second acquisition at South Alamein is a development opportunity and an exploration opportunity. TransGlobe expect to develop a small oil discovery on the block to achieve production in 2012 and then proceed with further exploration drilling in 2013. The South Alamein acquisition is currently proceeding through the Egyptian government approval. These acquisitions are both TransGlobe operated and will define our focus for the next two to three years.

These outcomes are a direct result of maintaining our focus on risk management across a portfolio of exploration and development opportunities. The portfolio ranges from development / low exploration risk projects which have a short investment cycle time, to medium / high risk exploration prospects on other projects. This portfolio allows the Company to allocate capital on a risk/reward basis across many investment opportunities and to continue to grow while maintaining a conservative financial position. The benefits of this approach were directly evident in the production and reserve increases of 2011.

The successes of 2011 have set the stage for continued reserve and production growth for 2012 and 2013. The challenge is to maintain consistent growth beyond 2013. The Company is well funded to expand but will need to add to the exploration and development land portfolio. The Company is evaluating several potential acquisitions and also hopes to increase its land position by participating in upcoming bid rounds. The Company has recently raised additional cash through a convertible share offering to prepare for upcoming acquisition and bid round opportunities.

TransGlobe management strongly believes these achievements are only made possible with a motivated and dedicated work force. The Company expanded its technical and operational staff during 2011 to manage the new projects and operate the increased number of producing wells. However the Company is still a very lean, efficient organization on a produced barrel per employee basis.

During 2011 Egypt and Yemen entered a period of political transition. The outcome of this process is difficult to predict. The company closely monitors the situation and has increased communication with our stakeholders. There have been no significant changes to field operations or government interaction in Egypt. Egypt has proceeded relatively smoothly through parliamentary elections and is expected to have presidential elections completed by mid-year. Management feels it is unlikely there will be major changes to existing agreements in Egypt based on historical precedents. The situation may give rise to new opportunities for the Company to expand and leverage on our experience and presence in Egypt.

Yemen is still in an unsettled political situation. The government export pipeline that transports our Block S-1 oil was damaged several times during 2011 by tribal groups which forced a shut-in of all the producers from the western area of Yemen. As of March 2012 the pipeline has not been repaired and it is difficult to predict when it will be. A new president of Yemen was elected on February 21st and a transition government is overseeing changes to the constitution during 2012. These changes may address the concerns of the tribal groups and allow repairs to the pipeline to proceed. In Eastern Yemen our Block 32 production was unaffected during 2011. The Yemen assets are considered “non-core” now as they represent less than 10% of the Company’s production and are unlikely to change significantly.

The 2012 guidance for average production of 16,000 to 20,000 Bopd is a 48% increase over the 2011 average. This can be achieved because the oil discoveries and acquisitions have “set up” a large number of development drilling locations and have positioned the Company for consistent year-over-year growth.

We will continue with our successful strategy of the past 16 years, focusing on building a portfolio of projects that have many drilling opportunities and that can be quickly brought into production. This strategy has produced exceptional growth in reserves, production and cost efficient additions to shareholder value and we believe it will continue to do so in the future.

Signed by:

“Ross G. Clarkson”

Ross G. Clarkson
President and Chief Executive Officer
March 6, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 6, 2011

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs of resolutions, completion of the acquisition of the 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations

($000s)	2011	2010
Cash flow from operating activities	63,630	56,969
Changes in non-cash working capital	56,346	18,491
Funds flow from operations*	119,976	75,460

*

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

          Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

BUSINESS ACQUISITIONS

On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). The transaction provided for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,350 Bopd and had Proved reserves of 7.4 million barrels and Proved plus Probable reserves of 11.6 million barrels as of January 1, 2012. The transaction was structured as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Total consideration for the transaction was $74.5 million, comprised of $52.6 million cash and $21.9 million payable to EPEDECO ($10.0 million due by May 31, 2012, with the balance due by June 29, 2012). Total consideration represents an initial $60 million base purchase price plus $14.5 million in working capital and other closing adjustments between the effective date and the acquisition closing date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2011	% Change	2010	% Change	2009***
Operations
Average sales volumes (Bopd)	12,132	22	9,960	11	8,980
Average price ($/Bbl)	101.58	37	73.97	45	51.19
Oil and gas sales	449,794	67	268,901	60	167,798
Oil and gas sales, net of royalties and other	247,754	58	157,220	53	102,805
Cash flow from operating activities	63,630	12	56,969	55	36,799
Funds flow from operations*	119,976	59	75,460	67	45,064
Funds flow from operations per share
- Basic	1.65		1.14		0.70
- Diluted	1.60		1.10		0.70

Net earnings (loss)	81,392	101	40,565	-	(8,417)
Net earnings (loss) per share
- Basic	1.12		0.61		(0.13)
- Diluted	1.09		0.59		(0.13)

Total assets	525,806	52	345,625	51	228,882
Cash and cash equivalents	43,884	(24)	57,782	257	16,177
Total long-term debt, including current portion	57,609	(33)	86,420	74	49,799
Debt-to-funds flow ratio**	0.5		1.1		1.1

Reserves
Total Proved (MMBbl)	28.1	37	20.5	7	19.2
Total Proved plus Probable (MMBbl)	44.2	45	30.4	26	24.2

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

***	Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

In 2011 compared with 2010, TransGlobe,

  Increased Proved reserves by 7.6 MMBbl and Proved plus Probable reserves by 13.8 MMBbl, representing production replacements of 275% and 412%, respectively, primarily from the acquisition of the West Bakr concession and the development of its operated West Gharib concession in Egypt;
  Increased total production by 22%, as a result of a 47% increase in production from Egypt offset by a 46% decline in production in Yemen;
  Funds flow increased by 59% primarily due to a 37% increase in realized oil prices combined with increased production;
  Realized a net earnings of $81.4 million due to increased revenues combined with a purchase gain on acquisition of West Bakr of $13.2 million, which was partially offset by a $9.8 million increase in operating costs, a $6.9 million increase in depletion and depreciation expense, and a $12.1 million impairment loss on the Company’s Nuqra assets; and
  Decreased debt by $28.8 million which resulted in a strong debt-to-funds flow ratio of 0.5 at December 31, 2011 (1.1 at December 31, 2010).

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 TO 2010 NET EARNINGS VARIANCES

		$Per Share
	$000s	Diluted	% Variance
2010 net earnings	40,565	0.59
Cash items
Volume variance	80,527	1.07	199
Price variance	100,366	1.33	247
Royalties	(90,359)	(1.21)	(223)
Expenses:
Operating	(9,812)	(0.14)	(24)
Realized derivative loss	856	0.01	2
Exploration	(1,230)	(0.02)	(3)
Cash general and administrative	(2,383)	(0.03)	(6)
Current income taxes	(34,210)	(0.47)	(84)
Realized foreign exchange gain	322	-	1
Interest on long-term debt	(1,313)	(0.02)	(3)
Other income	439	0.01	1
Total cash items variance	43,203	0.53	107
Non-cash items
Unrealized derivative loss	(993)	(0.01)	(4)
Unrealized foreign exchange loss	(416)	(0.01)	(1)
Depletion and depreciation	(6,941)	(0.10)	(17)
Gain on acquisition	13,187	0.18	33
Impairment loss	(12,147)	(0.16)	(30)
Stock-based compensation	(702)	(0.01)	(2)
Deferred income taxes	6,339	0.08	16
Deferred lease inducement	(350)	-	-
Amortization of deferred financing costs	(353)	-	(1)
Total non-cash items variance	(2,376)	(0.03)	(6)
2011 net earnings	81,392	1.09	101

Net earnings increased to $81.4 million in 2011 compared to $40.6 million in 2010, which was mostly due to significant increases in commodity prices and production volumes, which was partially offset by higher royalties and income taxes, and increases in depletion and depreciation and operating costs. Also significantly impacting net earnings was a purchase gain recognized on the acquisition of the West Bakr assets, which was partially offset by an impairment loss on the Company’s Nuqra assets.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2011	2010
Dated Brent average oil price ($/Bbl)	111.27	79.42
U.S./Canadian Dollar average exchange rate	0.9918	1.0301

The price of Dated Brent oil averaged 40% higher in 2011 compared with 2010. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011				2010
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Bopd)	12,054	13,406	11,826	11,218	10,789	10,138	9,206	9,694
Average price ($/Bbl)	99.12	104.00	105.57	97.06	79.83	71.27	73.46	70.66
Oil sales	109,919	128,265	113,615	97,995	79,240	66,470	61,540	61,651
Oil sales, net of royalties and other	60,609	71,769	62,513	52,863	45,198	38,980	35,638	37,404
Cash flow from operating activities	2,330	3,575	54,235	3,490	17,010	15,024	13,283	11,652
Funds flow from operations*	26,469	38,099	30,478	24,930	19,355	19,849	17,007	19,249
Funds flow from operations per share
Basic	0.36	0.52	0.42	0.35	0.29	0.30	0.26	0.29
Diluted	0.35	0.51	0.40	0.34	0.28	0.29	0.25	0.29
Net earnings	30,519	26,110	21,874	2,889	8,932	9,321	9,711	12,601
Net earnings per share
Basic	0.42	0.36	0.30	0.04	0.13	0.14	0.15	0.19
Diluted	0.41	0.35	0.29	0.04	0.13	0.13	0.14	0.19

Total assets	525,806	465,262	420,956	404,184	345,625	278,426	264,490	248,837
Cash and cash equivalents	43,884	105,007	122,659	86,353	57,782	15,412	21,437	18,845
Total long-term debt, including current portion	57,609	57,303	56,998	56,731	86,420	46,045	49,977	49,888
Debt-to-funds flow ratio**	0.5	0.5	0.6	0.7	1.1	0.7	0.9	0.9

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

During the fourth quarter of 2011, TransGlobe has:

  Experienced a reduction in average sales volumes due to shut-in production at Block S-1, Yemen, from October 8, 2011 of approximately 2,250 Bopd, which was offset by an increase in Egypt of 3,477 Bopd compared to Q4- 2010;
  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.5 at December 31, 2011;
  Reported a 37% increase in funds flow from operations due to a 24% increase in commodity prices along with a 12% increase in sales volumes compared to Q4-2010;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable; and
  Reported an increase in net earnings of 242% in Q4-2011 compared to Q4-2010. This is due to increased production and prices, combined with a gain on the acquisition of the West Bakr assets in the amount of $13.2 million.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	2011	2010
Egypt - Oil sales	10,671	7,259
Yemen - Oil sales	1,461	2,701
Total Company – daily sales volumes	12,132	9,960

Netback

Consolidated

	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	449,794	101.58	268,901	73.97
Royalties and other	202,040	45.63	111,681	30.72
Current taxes	74,017	16.71	39,807	10.95
Operating expenses	36,662	8.28	26,850	7.39
Netback	137,075	30.96	90,563	24.91
|

MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	391,884	100.61	190,234	71.80
Royalties and other	176,033	45.20	75,339	28.43
Current taxes	66,630	17.11	29,686	11.20
Operating expenses	27,407	7.04	16,464	6.21
Netback	121,814	31.26	68,745	25.96

The netback per Bbl in Egypt increased 20% in 2011 compared with 2010, mainly as a result of oil prices increasing by 40% which was partially offset by higher royalty and tax rates. In 2011, the average selling price was $100.61/Bbl, which represents a quality adjustment of approximately 10% relative to the average Dated Brent oil price of $111.27/Bbl for West Gharib sales. This adjustment is consistent with the discount applied in 2010.

Royalties and taxes as a percentage of revenue increased to 62% in 2011, compared with 55% in 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized over four years in West Gharib.

Operating expenses on a per Bbl basis increased 13% in 2011 compared with 2010. This is mainly due to increases in oil treatment fees, fuel costs and workovers during 2011.

Yemen
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	57,910	108.60	78,667	79.79
Royalties and other	26,007	48.77	36,342	36.86
Current taxes	7,387	13.85	10,121	10.27
Operating expenses	9,255	17.36	10,386	10.53
Netback	15,261	28.62	21,818	22.13

In Yemen, the netback per Bbl increased 29% in 2011 compared with 2010, primarily due to the 36% increase in oil prices in 2011.

Royalties and taxes as a percentage of revenue decreased to 58% in 2011, compared with 59% 2010. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis increased by 65% in 2011. This was mostly due to a decrease in production volumes of 46% and cost increases associated with the unstable political situation in Yemen. This decrease in production volumes is mainly the result of production being shut-in on Block S-1 for approximately seven months (from March 17, 2011 through to July 16, 2011, and from October 8, 2011 to the end of the calendar year). While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly impacted operating expenses per Bbl.

Production from Block S-1 remains shut-in following an attack on the oil export pipeline on October 8, 2011, and production will not commence until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in 2011 and 2010 relate to the purchase of new financial floor derivative commodity contracts. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at December 31, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(000s)	2011	2010
Realized cash gain (loss) on commodity contracts*	(630)	(1,486)
Unrealized gain (loss) on commodity contracts**	(177)	816
Total derivative gain (loss) on commodity contracts	(807)	(670)

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil price remains at the level experienced in 2011, the derivative asset will be realized over the balance of the year. A 10% increase or decrease in Dated Brent oil prices would not result in a material adjustment to the derivative commodity contract asset. The following commodity contracts are outstanding as at December 31, 2011:

Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$ 80.00

As at December 31, 2011, the total volumes hedged for 2012 are:

2012
Bbls	120,000
Bopd (January 1, 2012 – June 30, 2012)	659

At December 31, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2011		2010
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	17,946	4.05	14,171	3.90
Stock-based compensation	3,062	0.69	2,360	0.65
Capitalized G&A and overhead recoveries	(2,115)	(0.48)	(1,073)	(0.29)
G&A (net)	18,893	4.26	15,458	4.26

G&A expenses (net) increased 22% (no change on a per Bbl basis) in 2011, compared with 2010. This is mostly due to increased staffing and associated costs and increased professional fees. The increase in stock-based compensation is due to an increase in the total value of new options awarded during the second quarter of 2011 as compared to those issued during 2010, which was partially offset by expense recoveries on share appreciation rights in 2011 which were caused by a lower share price in 2011 compared to 2010.

FINANCE COSTS

Finance costs for 2011 increased to $5.0 million compared to $3.3 million in 2010. Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. The Company expensed $1.2 million of transaction costs in 2011 (2010 - $0.8 million). The Company had $60.0 million of debt outstanding at December 31, 2011 (December 31, 2010 - $90.0 million). The long-term debt that was outstanding at December 30, 2011 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company closed an agreement to issue convertible unsecured subordinated debentures with an aggregate principal amount of C$97.8 million. The debentures have a maturity date of March 31, 2017, and are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	31,035	7.97	21,338	8.05
Yemen	3,585	6.72	6,562	6.66
Corporate	461	-	240	-
	35,081	7.92	28,140	7.74

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Egypt and Yemen, DD&A on a per Bbl basis remained consistent in 2011. DD&A expense in Egypt increased 45% in 2011 due to production volume increases of 47%. DD&A expense in Yemen decreased 45% due to production volume decreases of 46%. The volume decreases in Yemen were caused by the shut-in of Block S-1 for approximately seven months during 2011, which was the result of damage to the oil export pipeline from Marib to the Ras Eisa port on the Red Sea. The pipeline was the target of a number of attacks during 2011, and completing the necessary repairs is difficult due to local tribal groups preventing access to the pipeline.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled two exploration wells during 2011, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $12.1 million ($0.16/share) during 2011. All exploration and evaluation expenditures incurred at Nuqra up to December 31, 2011 have been written off as an impairment loss.

CAPITAL EXPENDITURES

($000s)	2011	2010
Egypt	63,177	56,946
Yemen	5,495	7,583
Acquisitions	74,814	-
Corporate	1,447	813
Total	144,933	65,342

In Egypt, total capital expenditures in 2011 were $63.2 million (2010 - $56.9 million). The Company drilled 44 wells in West Gharib, resulting in 36 oil wells (nineteen at Arta, twelve at East Arta, four at Hoshia and one at Hana West), three water injector wells at East Arta, one water source well at East Arta, one water source well at Hoshia, one dry hole at West Hoshia, one dry hole at North Hoshia and one dry hole at East Arta. Outside of West Gharib, the Company drilled three dry holes (one at East Ghazalat and two at Nuqra).

In Yemen, total capital expenditures in 2011 were $5.5 million (2010 - $7.6 million). Two oil development wells were drilled in 2011 at Block S-1, along with one oil exploration discovery well and one dry hole at Block 72.

On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession agreement in Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). The property and equipment acquired in the transaction was valued at $74.8 million at closing.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.

Proved
($000s, except volumes and $/Bbl amounts)	2011	2010	2009*
Total capital expenditure	70,119	65,342	35,546
Acquisitions	39,497	-	-
Dispositions	-	-	-
Net change from previous year’s future capital	(6,165)	4,776	1,816
	103,451	70,118	37,362
Reserve additions and revisions (MBbl)
Exploration and development	4,672	4,845	9,921
Acquisitions, net of dispositions	7,448	-	-
Total reserve additions (MBbl)	12,120	4,845	9,921

Average cost per Bbl
F&D	13.45	14.47	3.77
FD&A	8.54	14.47	3.77

Three-year weighted average cost per Bbl
F&D	8.76	8.06	7.40
FD&A	7.85	8.10	9.75

*	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2011	2010	2009*
Total capital expenditure	70,119	65,342	35,546
Acquisitions	39,497	-	-
Dispositions	-	-	-
Net change from previous year’s future capital	(14,256)	42,546	4,112
	95,360	107,888	39,658
Reserve additions and revisions (MBbl)
Exploration and development	6,612	9,895	7,670
Acquisitions, net of dispositions	11,586	-	-
Total reserve additions (MBbl)	18,198	9,895	7,670

Average cost per Bbl
F&D	7.07	10.90	5.17
FD&A	5.24	10.90	5.17

Three-year weighted average cost per Bbl
F&D	8.04	8.00	7.27
FD&A	6.79	7.83	8.59

Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

*	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2011	2010	2009**
Netback ($/Bbl)*	20.65	26.24	20.07	13.75
Proved F&D costs ($/Bbl)	8.76	13.45	14.47	3.77
Proved FD&A costs ($/Bbl)	7.85	8.54	14.47	3.77
F&D Recycle ratio	2.36	1.95	1.39	3.65
FD&A Recycle ratio	2.63	3.07	1.39	3.65

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

	Three-Year
Proved Plus Probable	Weighted
	Average	2011	2010	2009**
Netback ($/Bbl)*	20.65	26.24	20.07	13.75
Proved plus Probable F&D costs ($/Bbl)	8.04	7.07	10.90	5.17
Proved plus Probable FD&A costs ($/Bbl)	6.79	5.24	10.90	5.17
F&D Recycle ratio	2.57	3.71	1.84	2.66
FD&A Recycle ratio	3.04	5.01	1.84	2.66

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

The 2011 Proved and Proved plus Probable recycle ratios increased from 2010, which is the result of higher netbacks due to stronger oil prices in the year, combined with reduced finding and development costs. In particular, the acquisition cost per Bbl of reserves in West Bakr was $5.47/Bbl on a Proved basis and $4.20/Bbl on a Proved plus Probable basis including future capital costs. The increased ratios were also impacted by reduced future capital associated with both Proved and Proved plus Probable reserves in 2011.

Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide the most useful information. The three-year weighted average ratios are consistent with Company expectations and with prior periods.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2011	2010	2009**
Net earnings	81,392	40,565	(8,417)
Adjustments for non-cash items:
Depletion, depreciation and accretion	35,081	28,140	47,579
Stock-based compensation	3,062	2,360	2,011
Deferred income taxes	(4,445)	1,894	-
Amortization of deferred financing costs	1,189	836	569
Amortization of deferred lease inducement	350	-	-
Unrealized (gain) loss on commodity contracts	177	(816)	3,322
Unrealized foreign exchange (gain) loss	416	-	-
Impairment of exploration and evaluation assets	12,147	-	-
Gain on acquisition	(13,187)	-	-
Recycle netback*	116,182	72,979	45,064
Sales volumes (MBbl)	4,428	3,635	3,278
Recycle netback per Bbl*	26.24	20.07	13.75

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

OUTSTANDING SHARE DATA

As at December 31, 2011, the Company had 73,054,138 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.5 times at December 31, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the year ended December 31, 2011 and 2010:

Sources and Uses of Cash
($000s)	2011	2010
Cash sourced
Funds flow from operations*	119,976	75,460
Transfer from restricted cash	1,161	-
Increase in long-term debt	-	95,916
Exercise of options	1,946	9,959
Issuance of common shares, net of share issuance costs	71,583	-
Other	772	-
	195,438	181,335
Cash used
Capital expenditures	70,119	65,343
Acquisitions	73,836	-
Repayment of long-term debt	30,000	55,916
Transfer to restricted cash	-	3,387
Deferred financing costs	-	4,216
Interest paid	3,550	2,481
Other	315	-
	177,820	131,343
	17,618	49,992
Changes in non-cash working capital	(31,516)	(8,387)
Increase (decrease) in cash and cash equivalents	(13,898)	41,605
Cash and cash equivalents – beginning of period	57,782	16,177
Cash and cash equivalents – end of period	43,884	57,782

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2011 exploration and development program of $68.7 million and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 was utilized to finance the acquisition of a 100% working interest in the West Bakr Concession agreement in Egypt. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2011, the Company had working capital of $140.0 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is due almost entirely to higher accounts receivable than 2010, which was partially offset by a decrease in cash and increased accounts payable. Cash has decreased by $13.9 million from December 31, 2010, which is due mostly to the acquisition of the West Bakr assets along with the repayment of long-term debt, which was partially offset by cash flows generated from operations and the issuance of common shares in the first quarter of 2011. Accounts receivable have increased by $93.1 million from December 31, 2010, which is due to increased production and higher commodity prices resulting in significantly larger monthly billings combined with the acquisition of the West Bakr assets which added $34.5 million of accounts receivable. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the Company’s credit risk. Despite these factors the Company still expects to collect in full all outstanding receivables.

In February 2012, the Company closed an agreement to issue convertible unsecured subordinated debentures with an aggregate principal amount of C$97.8 million. The debentures have a maturity date of March 31, 2017, and are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At December 31, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance is presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	December 31, 2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(2,391)	(3,580)
Long–term debt (net of deferred financing costs)	57,609	86,420

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	73,692	73,692	-	-	-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	17,300	8,368	3,465	2,028	3,439
Minimum work commitments[3]	No	750	750	-	-	-
Total		151,742	82,810	63,465	2,028	3,439

1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2011 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2011.

Proposed Transactions

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the successful approval of the transaction by the Egyptian Government, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Consolidated Financial Statements for the year ended December 31, 2011 related to the contingency.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2011.

MANAGEMENT STRATEGY AND OUTLOOK

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 16,000 Bopd and 20,000 Bopd, a 32% to 65% increase over the 2011 average production;
  Exploration and development spending is budgeted to be between $70.0 million and $90.0 million (firm plus contingent) excluding acquisitions, a potential 28% increase from 2011, to be funded from funds flow from operations and cash-on-hand; and
  Funds flow from operations is estimated at $133.0 an increase of 11% from 2011, using mid-point production guidance and an average oil price assumption of $90.00 per barrel Dated Brent Oil price.

2012 Updated Production Outlook

Production for 2012 is expected to average between 16,000 and 20,000 Bopd, representing a 32% to 65% increase over the 2011 average production of 12,132 Bopd. The large spread in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and South Alamein and the repair of the export pipeline for Block S-1 in Yemen.

Production Forecast
	2012 Guidance	2011 Actual	% Change
Barrels of oil per day	16,000 – 20,000	12,132	32 - 65

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $133.0 million ($1.76/share) based on an annual average Dated Brent oil price of $90/Bbl and using the mid-point of the production guidance. Variations in production and commodity prices during 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the year would result in a corresponding change in anticipated 2012 funds flow by approximately $14.0 million or $0.19/share.

Funds Flow Forecast
($millions)
	2012 Guidance	2011 Actual	% Change
Funds Flow from operations	133.0	120.0	11
Brent oil price ($ per bbl)	90.00	111.27	(19)

The Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement. Closing is subject to the approval of the Egyptian Government and customary closing conditions. TransGlobe cannot make assurances that it will successfully close the subject transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Capital Budget
($ million)	2012
Egypt	69.2
Yemen	5.5
Corporate	1.0
Total	75.7

The 2012 capital program is split 77:23 between development and exploration, respectively. The Company plans to participate in 38 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial Risk

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering of common shares that closed on February 1, 2011. The Company also raised C$97.8 million (US$97.8 million), before fees and expenses, through a public sale of convertible debentures. The amount raised was comprised of an original issuance in the amount of C$85.0 million (US$85.0 million) that closed on February 22, 2012, along with an overallotment option in the amount of C$12.8 million (US$12.9 million) that was exercised by the underwriters and closed on February 29, 2012. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, management regularly evaluates operational and financial risk strategies and continues to monitor the 2012 capital budget and the Company’s long-term plans. The Company has designed its 2012 budget to be flexible allowing spending to be adjusted for any unforeseen events and changes in commodity prices.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. Periodically, the Company utilizes derivatives to manage this risk, however, there are no outstanding derivative foreign currency exchange contracts as at December 31, 2011. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in the value of the Canadian dollar against the U.S. dollar would not have a material impact on net earnings for the year ended December 31, 2011. The Company maintains Egyptian pound cash balances to offset the Egyptian pound liabilities, and therefore, the Company believes its exposure to Egyptian pound fluctuations is not significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2011 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings by $0.6 million for the year ended December 31, 2011. The effect of interest rates decreasing by 1% would increase the Company’s net earnings by $0.6 million for year ended December 31, 2011.

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. The recent political unrest in Egypt has increased the delay in payments. Despite these factors, the Company still expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2011 and 2010 production to one purchaser. In Yemen, the Company sold all of its 2011 and 2010 Block 32 production to one purchaser and all of its 2011 and 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The Company also raised C$97.8 million (US$97.9 million), before fees and expenses, through a public sale of convertible debentures. The amount raised was comprised of an original issuance in the amount of C$85.0 million (US$85.0 million) that closed on February 22, 2012, along with an overallotment option in the amount of C$12.8 million (US$12.9 million) that was exercised by the underwriters and closed on February 29, 2012. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

Exchange controls may prevent the Company from transferring funds abroad. In Egypt, the Government have imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to make dividend payments to it and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's foreign subsidiaries.

To date, the Company has experienced no difficulties with transferring funds abroad.

Operational Risk

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety, Environmental and Regulatory Risk

To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a " Whistleblower" Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risk

TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company's political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending and participate in fewer wells than anticipated, which will have a negative effect on production volumes and cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements.

Oil and Gas Reserves

TransGlobe's Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Property and Equipment and Intangible Exploration and Evaluation Assets

Recognition and measurement

The Company accounts for exploration and evaluation (" E&E" ) costs, in accordance with the requirements of IFRS 6: " Exploration for and Evaluation of Mineral Resources." E&E costs related to each license/prospect are initially capitalized within " intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred.

Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each concession agreement is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production (" D&P" ) assets upon determination of technical feasibility and commercial viability.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.

As at January 1, 2010, the date of transition to IFRS, the cost of petroleum properties and other assets was determined by reference to IFRS 1: " First-time Adoption of International Financial Reporting Standards" . The methodology adopted for initial recognition of these costs at transition was the cost model, whereby all non-petroleum assets and all E&E assets were measured at the amount recognized under the Company's previous accounting framework, Canadian GAAP, and assets in the development and production phases were measured at the amount determined for the cost centre to which they relate. The adopted process allocated the development and production asset amounts to the underlying assets pro rata based on reserve values as at the date of transition.

Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is derecognized.

Depletion, depreciation and amortization

The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.

The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Production Sharing Agreements

International operations conducted pursuant to PSAs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Financial Instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise investment in accounts receivable, cash and cash equivalents, restricted cash, loans and borrowings, and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents, and restricted cash. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.

Other

Other non-derivative financial instruments, such as accounts receivable, loans and borrowings, and accounts payable and accrued liabilities are measured at amortized cost using the effective interest method, less any impairment losses

Derivative financial instruments

The Company has entered into certain financial derivative contracts in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

The Company applies trade-date accounting for the recognition of a purchase of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

International Financial Reporting Standards (" IFRS" )

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises were required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS required the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. The Company's first annual financial statements prepared under IFRS are the financial statements for the year ended December 31, 2011. These financial statements include reconciliations of the previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS, as set out in Note 26.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company's existing accounting policies and other note disclosures:

IFRS 7 (revised) " Financial Instruments: Disclosures"

In October 2010, the International Accounting Standards Board (" IASB" ) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company will adopt them for the year ending December 31, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

IFRS 9 (revised) " Financial Instruments: Classification and Measurement"

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, " Financial Instruments: Recognition and Measurement" . In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) " Consolidated Financial Statements"

In May 2011, the IASB issued IFRS 10 to replace SIC-12, " Consolidation - Special Purpose Entities" , and parts of IAS 27, " Consolidated and Separate Financial Statements" . IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 11 (new) " Joint Arrangements"

In May 2011, the IASB issued IFRS 11 to replace IAS 31, " Interests in Joint Ventures" , and SIC-13, " Jointly Controlled Entities - Non-monetary Contributions by Venturers" . IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

IFRS 12 (new) " Disclosure of Interests in Other Entities"

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) " Fair Value Measurement"

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) " Presentation of Financial Statements"

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 12 (revised) " Income Taxes"

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

IAS 19 (revised) " Employee Benefits"

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) " Investments in Associates and Joint Ventures"

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2011, an evaluation was carried out under the supervision, and with the participation, of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

All changes in accounting policies that were required to address reporting and the adoption of IFRS have been made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout TransGlobe's transition project, the Company ensured that all changes in accounting policies relating to IFRS had controls and procedures to ensure that information was captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company did not require any material changes in control procedures as a result of the transition to IFRS; however, the Company supplemented its existing control procedures for the transition period by increasing the level of third party consultation, management and executive involvement, monitoring, and governance, as well as the level of awareness and education of key parties involved in the transition project in order to ensure the project was successful.

Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2011. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

MANAGEMENT’S REPORT

Management’s Report

Management’s Responsibility on Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of five independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2011.

Signed by:

“Ross G. Clarkson”	“David C. Ferguson”

Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 6, 2012

REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF THE INDEPENDENT REGISTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of earnings and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
March 6, 2012
Calgary, Canada

REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 6, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
March 6, 2012
Calgary, Canada

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings and Comprehensive Income

(Expressed in thousands of U.S. Dollars, except per share amounts)

			2010
	Notes	2011	(Note 26)

REVENUE
Oil sales, net of royalties and other	6	$247,754	$157,220
Derivative gain (loss) on commodity contracts		(807)	(670)
Finance revenue	8	467	28
		247,414	156,578

EXPENSES
Production and operating		36,662	26,850
General and administrative	7	18,893	15,458
Foreign exchange (gain) loss		310	216
Finance costs	8	4,983	3,317
Exploration		1,561	331
Depletion, depreciation and amortization	14	35,081	28,140
Impairment of exploration and evaluation assets	13	12,147	-
Gain on acquisition	4	(13,187)	-
		96,450	74,312

Earnings before income taxes		150,964	82,266

Income tax expense (recovery) – current	12	74,017	39,807
– deferred	12	(4,445)	1,894
		69,572	41,701

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		$81,392	$40,565

Earnings per share
Basic	21	$1.12	$0.61
Diluted	21	$1.09	$0.59

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

			As at	As at
		As at	December 31, 2010	January 1,2010
	Notes	December 31, 2011	(Note 26)	(Note 26)

ASSETS
Current
Cash and cash equivalents	9	$43,884	$57,782	$16,177
Accounts receivable	10	162,225	69,085	35,319
Derivative commodity contracts		125	303	-
Prepaids and other		7,441	2,867	1,909
		213,675	130,037	53,405
Non-Current
Restricted cash	11	2,226	3,387	-
Intangible exploration and evaluation assets	13	17,453	22,609	20,403
Property and equipment
Petroleum properties	14	280,524	178,639	144,009
Other assets	14	3,748	2,773	2,405
Goodwill	15	8,180	8,180	8,180
		$525,806	$345,625	$228,402

LIABILITIES
Current
Accounts payable and accrued liabilities	16	$73,692	$41,808	$14,879
Derivative commodity contracts		-	-	514
Current portion of long-term debt	17	-	-	49,799
		73,692	41,808	65,192
Non-Current
Long-term debt	17	57,609	86,420	-
Deferred taxes	12	52,891	35,207	33,313
Other long-term liabilities		1,122	-	-
		185,314	163,435	98,505

SHAREHOLDERS’ EQUITY
Share capital	19	154,263	80,106	66,106
Contributed surplus		8,538	5,785	8,057
Retained earnings		177,691	96,299	55,734
		340,492	182,190	129,897

		$525,806	$345,625	$228,402

See accompanying notes to the Consolidated Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. Dollars)

			2010
	Notes	2011	(Note 26)

Share Capital
Balance, beginning of year		$80,106	$66,106
Stock options exercised	19	1,946	9,959
Share issuance	19	75,594	-
Share issue costs	19	(4,011)	-
Stock-based compensation on exercise	19	628	4,041
Balance, end of year		$154,263	$80,106

Contributed Surplus
Balance, beginning of year		$5,785	$8,057
Stock-based compensation expense	20	3,381	1,769
Transfer to share capital on exercise of options		(628)	(4,041)
Balance, end of year		$8,538	$5,785

Retained Earnings
Balance, beginning of year		$96,299	$55,734
Net earnings		81,392	40,565
Balance, end of year		$177,691	$96,299

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2011	December 31, 2010

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$81,392	$40,565
Adjustments for:
Depletion, depreciation and amortization	14	35,081	28,140
Deferred lease inducement		350	-
Impairment of exploration and evaluation costs	13	12,147	-
Stock-based compensation	20	3,062	2,360
Finance costs		4,983	3,317
Income tax expense		69,572	41,701
Gain on acquisition	4	(13,187)	-
Unrealized (gain) loss on commodity contracts		177	(816)
Unrealized loss on foreign currency translation		416	-
Income taxes paid		(74,017)	(39,807)
Changes in non-cash working capital	25	(56,346)	(18,491)
Net cash generated by (used in) operating activities		63,630	56,969

INVESTING
Additions to intangible exploration and evaluation assets	13	(6,991)	(2,205)
Additions to petroleum properties	14	(61,266)	(61,845)
Additions to other assets	14	(1,861)	(1,293)
Business acquisitions	4	(73,836)	-
Changes in restricted cash		1,161	(3,387)
Changes in non-cash working capital	25	24,690	9,999
Net cash generated by (used in) investing activities		(118,103)	(58,731)

FINANCING
Issue of common shares for cash	19	77,540	9,959
Issue costs for common shares	19	(4,011)	-
Financing costs		-	(4,216)
Interest paid		(3,550)	(2,481)
Increase in long-term debt		-	95,916
Repayments of long-term debt		(30,000)	(55,916)
Increase in other long-term liabilities		772	-
Changes in non-cash working capital	25	139	105
Net cash generated by (used in) financing activities		40,890	43,367

Currency translation differences relating to cash and cash equivalents		(315)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(13,898)	41,605

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		57,782	16,177
CASH AND CASH EQUIVALENTS, END OF YEAR		$43,884	$57,782

See accompanying notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, December 31, 2010 and January 1, 2010
(Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION

Statement of compliance

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”, “Canadian GAAP” or “Cdn. GAAP”) for all publicly accountable profit-oriented enterprises.

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board effective as of December 31, 2011.

These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 6, 2012.

Basis of measurement

The preparation of these Consolidated Financial Statements resulted in changes to accounting policies and methods of computation as compared to the most recent Annual Financial Statements for the year-ended December 31, 2010 prepared under GAAP. Refer to Note 3, Significant Accounting Policies, for details of changes and Note 26, First Time Adoption of IFRS, for a reconciliation between the IFRS and GAAP computations.

The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, restricted cash and derivative financial instruments that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 5.

Functional and presentation currency

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of transition to IFRS.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The Consolidated Financial Statements include the financial statements of the Company and its controlled subsidiaries.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Company and other venturers of assets acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity. Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The Consolidated Financial Statements are presented in U.S. dollars. The Company's reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period or when the transaction was entered into if it occurred during the period and the functional currency equivalent translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

Use of estimates and judgments

Timely preparation of the financial statements in conformity with IFRS requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Purchase price allocations, depletion, depreciation and amortization, fair value measurements as deemed cost and amounts used for impairment tests and charges for intangible assets, goodwill and property, plant and equipment are based on estimates of oil reserves, commodity prices, weighted average cost of capital and future capital and operating costs required to develop and produce those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the lattice-based binomial pricing model. These estimates depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Cash equivalents

Cash equivalents includes short-term, highly liquid investments that mature within three months of the date of their purchase.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise investment in accounts receivable, cash and cash equivalents, restricted cash, long-term debt, and accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other

Other non-derivative financial instruments, such as accounts receivable, long-term debt, and accounts payable and accrued liabilities are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.

Derivative financial instruments

The Company has entered into certain financial derivative contracts in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

The Company applies trade-date accounting for the recognition of a purchase of derivative contracts.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit in the transaction is transferred to/from retained earnings.

Property and equipment and intangible exploration and evaluation assets

Recognition and measurement

The Company accounts for exploration and evaluation (" E&E" ) costs, in accordance with the requirements of IFRS 6: " Exploration for and Evaluation of Mineral Resources." E&E costs related to each license/prospect are initially capitalized within " intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred.

Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each concession agreement is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production (" D&P" ) assets upon determination of technical feasibility and commercial viability.

Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.

As at January 1, 2010, the date of transition to IFRS, the cost of petroleum properties and other assets was determined by reference to IFRS 1: " First-time Adoption of International Financial Reporting Standards" . The methodology adopted for initial recognition of these costs at transition was the cost model, whereby all non-petroleum assets and all E&E assets were measured at the amount recognized under the Company's previous accounting framework, Canadian GAAP, and assets in the development and production phases were measured at the amount determined for the cost centre to which they relate. The adopted process allocated the development and production asset amounts to the underlying assets pro rata based on reserve values as at the date of transition.

Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is derecognized.

Depletion, depreciation and amortization

The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.

The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Goodwill

Goodwill arises on the acquisition of businesses.

Recognition and measurement

For acquisitions on or after January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognized immediately in earnings.

Goodwill arising on the acquisition of a minority interest represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of exchange.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

Goodwill is not amortized but instead tested for impairment annually on December 31, or at any time there are indications of impairment.

Impairment

Financial assets

(i)    Assets carried at amortized cost

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)   Available–for-sale assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity through its decline in value before impairment is transferred from equity to profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets, inventories and deferred tax assets, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

For goodwill, the recoverable amount is estimated each year at the same time. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. Costs of exploring for and evaluating petroleum properties are capitalized and the resulting intangible E&E assets are tested for impairment by reference to CGU’s. E&E assets are assessed for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Any resulting impairment loss is recognized through earnings.

The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. E&E assets are allocated to the CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to D&P assets (petroleum properties).

An impairment loss in respect of goodwill is not reversed.

Share-based payment transactions

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based binomial option pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Awards where vesting is conditional upon a market condition are treated as vesting regardless of whether the market condition is satisfied as long as all other conditions are satisfied. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.

At each financial reporting date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.

When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value using the lattice-based binomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The grant date fair value of options granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are met. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized through profit or loss.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Revenue recognition

Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions in partner agreements, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue.

International operations conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (together defined as " PSAs" ) are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. The Company and other non-governmental partners pay all operating and capital costs for exploring and developing the PSA. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Finance revenue and costs

Finance revenue comprises interest income on funds invested and positive changes in the fair value of financial assets or liabilities measured at fair value through profit or loss. Interest income is recognized as it accrues in earnings, using the effective interest method.

Finance costs comprises interest expense on borrowings, unwinding of the discount on provisions, negative changes in the fair value of financial assets or liabilities measured at fair value through profit or loss, and impairment losses recognized on financial assets.

Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company's outstanding borrowings during the year.

Foreign currency gains and losses, reported under finance revenue and costs, are reported on a net basis.

Income tax

The Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.

The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized only if the benefits are more likely than not to be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business combinations

The Company applies IFRS 3 Business Combinations in accounting for business combinations.

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain the benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company measures goodwill at the acquisition date as:

  the fair value of the consideration transferred; plus
  the recognized amount of any non-controlling interests in the acquiree; plus if the business combination has been achieved in stages, the fair value of the existing equity interest in the acquiree; less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recorded immediately in profit or loss.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company.

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective:

IFRS 7 (revised) " Financial Instruments: Disclosures"

In October 2010, the International Accounting Standards Board (" IASB" ) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company will adopt them for the year ending December 31, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

IFRS 9 (revised) " Financial Instruments: Classification and Measurement"

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, " Financial Instruments: Recognition and Measurement" . In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) " Consolidated Financial Statements"

In May 2011, the IASB issued IFRS 10 to replace SIC-12, " Consolidation - Special Purpose Entities" , and parts of IAS 27, " Consolidated and Separate Financial Statements" . IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) " Joint Arrangements"

In May 2011, the IASB issued IFRS 11 to replace IAS 31, " Interests in Joint Ventures" , and SIC-13, " Jointly Controlled Entities - Non-monetary Contributions by Venturers" . IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) " Disclosure of Interests in Other Entities"

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) " Fair Value Measurement"

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements, but the impact, if any, is not expected to be material.

4. BUSINESS COMBINATIONS

On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession (“West Bakr”) agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). West Bakr had Proved reserves of 7.4 million barrels and Proved plus Probable reserves of 11.6 million barrels as of January 1, 2012. The transaction was structured as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Total consideration for the transaction was $74.5 million, comprised of $52.6 million cash and $21.9 million payable to EPEDECO. Total consideration represents an initial $60 million base purchase price plus $14.5 million in working capital and other closing adjustments between the effective date and the acquisition closing date.

This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.

The estimated fair values assigned to the assets acquired and liabilities assumed were based on a combination of independent appraisals and internal estimates. The fair values of the net identifiable assets were in excess of the consideration paid and as a result there was a bargain purchase gain recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income of $13.2 million. The bargain purchase gain relates primarily to the impact that the escalation of oil prices from the effective date of the acquisition (July 1, 2010) to the closing date (December 29, 2011) had on the fair value of the petroleum properties acquired.

The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment - petroleum properties	$74,500
Working capital (including cash - $684)	35,021
Property and equipment – other assets	314
Deferred taxes	(22,129)
Total identifiable net assets at fair value	87,706
Bargain purchase gain	(13,187)
Total cost of acquisition	$74,519

Satisfied by:
Cash paid in 2011	$52,654
Amount payable to acquiree[1]	21,865
Consideration paid	$74,519

1.	Payment o f$10.0 million due by May 31, 2012, with the balance due by June 29, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the acquired accounts receivable ($34.2 million) approximate their carrying value due to their short term nature. None of the trade accounts receivable have been impaired and it is expected that the entire balance will be collected in full.

The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the three days remaining in the year ended December 31, 2011 after closing. The Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2011 includes revenue of $1.1 million and after-tax earnings of $0.1 million generated from the assets acquired since the closing date. It is impracticable for the Company to determine the amounts of revenue and profit or loss of the West Bakr assets in order to disclose proforma information as though the acquisition had occurred as of January 1, 2011 due to the fact that the data was not collected during this period in a manner that would be representative of the economic model of TransGlobe.

Acquisition-related costs in the amount of $0.6 million were expensed as incurred in 2011 and 2010 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial assets or liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$44,009	$44,009	$58,085	$58,085	$16,177	$16,177
Loans and receivables	164,451	164,451	72,472	72,472	35,319	35,319
Financial liabilities at fair value through profit or loss	-	-	-	-	514	514
Other liabilities	131,301	133,692	128,228	131,808	64,678	64,879

Assets and liabilities at December 31, 2011 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

  Credit risk
  Market risk
  Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased TransGlobe’s credit risk. Despite these factors the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at December 31, 2011
Neither impaired nor past due	$44,945
Impaired	-
Not impaired and past due in the following period
Within 30 days	21,200
31-60 days	21,808
61-90 days	22,085
Over 90 days	52,187

In Egypt, the Company sold all of its 2011 and 2010 production to one purchaser. In Yemen, the Company sold all of its 2011 and 2010 Block 32 production to one purchaser and all of its 2011 and 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contract is outstanding as at December 31, 2011:

Dated Brent
Period	Volume	Type	Pricing - Put
Crude Oil
January 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$ 80.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the year ended December 31, 2011.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in the value of the Canadian dollar against the U.S. dollar would not have a material impact on net earnings for the year ended December 31, 2011. The Company does not utilize derivative instruments to manage this risk.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2011 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the year ended December 31, 2011, by $0.6 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the year ended December 31, 2011, by $0.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2011:

(000s)		Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	$73,692	$73,692	$-	$-	$-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	17,300	8,368	3,465	2,028	3,439
Minimum work commitments[3]	No	750	750	-	-	-
Total		$151,742	$82,810	$63,465	$2,028	$3,439
1. Payments exclude on going operating costs, finance costs and payments required to settle derivatives.
2. Payments denominated in foreign currencies have been translated at December 31, 2011 exchange rates.
3 Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations. (See note 18)

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$75.0 million (US$75.6 million) in the first quarter of 2011 through an equity offering.

The existing banking arrangement at December 31, 2011 consists of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

On February 22, 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate have agreed to purchase for resale, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The amount raised was comprised of an original issuance in the amount of C$85.0 million (US$85.0 million) that closed on February 22, 2012, along with an overallotment option in the amount of C$12.8 million (US$12.9 million) that was exercised by the underwriters and closed on February 29, 2012. The debentures are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

The Egyptian Government has restrictions on transferring funds outside the country which requires approval from the Egyptian Central Bank. To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

(000s)	2011	2010
Shareholders’ equity	$340,492	$182,190
Long-term debt, including the current portion (net of unamortized transaction costs)	57,609	86,420
Cash and cash equivalents	(43,884)	(57,782)
Total capital	$354,217	$210,828

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s debt-to-funds flow ratio is computed as follows:

(000s)	2011	2010
Long-term debt, including the current portion (net of unamortized transaction costs)	$57,609	$86,420

Cash flow from operating activities	63,630	56,969
Changes in non-cash working capital	56,346	18,491
Funds flow from operations	$119,976	$75,460
Ratio	0.5	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at December 31, 2011.

The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Earnings before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Earnings.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2011.

6. OIL REVENUE

(000s)	2011	2010
Oil sales	$449,794	$268,901
Less: Royalties and other	202,040	111,681
Oil sales, net of royalties and other	$247,754	$157,220

7. PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

(000s)	2011	2010
Wages, salaries and benefits	$11,904	$9,607
Equity-settled share-based payment transactions	3,382	1,769
Cash-settled share-based payment transactions	(299)	591
Total employee remuneration	14,987	11,967
Capitalized portion of total remuneration	(1,235)	(1,005)
	$13,752	$10,962

8. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

(000s)	2011	2010
Interest expense	$3,794	$2,481
Amortization of deferred financing costs	1,189	836
Finance costs	$4,983	$3,317

9. CASH AND CASH EQUIVALENTS

Cash is comprised of cash on hand and balances with banks. There were no term deposits outstanding as at December 31, 2011, December 31, 2010 or January 1, 2010 with original maturities longer than three months.

The Company’s exposure to interest rate risk is disclosed in Note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. ACCOUNTS RECEIVABLE

Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at December 31, 2011, December 31, 2010 or January 1, 2010.

The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 5.

11. RESTRICTED CASH

As at December 31, 2011, the Company had restricted cash of $2.2 million (December 31, 2010 - $3.4 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 17). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

12. INCOME TAXES

The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2011	2010
Balance, beginning of year	$35,207	$33,313
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(9,261)	379
Non-capital losses carried forward	(2,008)	(2,245)
Share issue expenses	(707)	314
Changes in unrecognized tax benefits	7,531	3,446
Deferred income tax expense (recovery) recognized in earnings	(4,445)	1,894
Deferred income tax liabilities assumed from business combinations	22,129	-
Balance, end of year[1]	$52,891	$35,207

1

The tax benefits associated with certain deferred tax assets have not been recognized as it is not probable that taxable profit will be available against which the deferred tax assets could be utilized.

The Company has non-capital losses of $27.9 million (2010 - $19.9 million) that expire between 2028 and 2031. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has additional $5.3 million (2010 - $0.3 million) in unrecognized tax benefits arising in foreign jurisdictions.

Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSA’s on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSC’s on the West Gharib and West Bakr Concessions.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 26.5% (2010 – 28.0%) to income before taxes as follows:

(000s)	2011	2010
Income taxes calculated at the Canadian statutory rate	$40,005	$23,034
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	3,667	2,860
Gain on acquisition	(5,347)	-
Changes in unrecognized tax benefits	7.531	3,446
Effect of tax rates in foreign jurisdictions[1]	24,142	13,564
Changes in tax rates and other	(426)	(1,203)
Income tax expense	$69,572	$41,701

1 The statutory tax rates in Egypt and Yemen are 40.55% and 35.0%,

respectively.

13. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at January 1, 2010	$20,403
Additions	13,000
Transferred to property and equipment	(10,794)
Balance at December 31, 2010	22,609
Additions	6,991
Impairment loss	(12,147)
Balance at December 31, 2011	$17,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded an impairment loss in the amount of $12.1 million during the year ended December 31, 2011. The impairment relates to Nuqra Block 1 in Egypt and represents all intangible exploration and evaluation asset costs that had been incurred at Nuqra up to December 31, 2011. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at Nuqra. The Company no longer has a firm plan for further expenditures on exploration and evaluation at Nuqra at this time.

As at December 31, 2011, December 31, 2010 and January 1, 2010, none of the Company’s other assets were being used in E&E activities.

14. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Cost at January 1, 2010	$144,009	$4,420	$148,429
Additions	51,051	1,293	52,344
Transferred from exploration and evaluation assets	10,794	-	10,794
Balance at December 31, 2010	205,854	5,713	211,567
Additions	61,266	1,861	63,127
Acquisitions	74,500	314	74,814
Balance at December 31, 2011	$341,620	$7,888	$349,508

Accumulated depletion, depreciation, amortization and impairment losses at January 1, 2010	$-	$2,015	$2,015
Depletion, depreciation and amortization for the period	27,215	925	28,140
Balance at December 31, 2010	27,215	2,940	30,155
Depletion, depreciation and amortization for the period	33,881	1,200	35,081
Balance at December 31, 2011	$61,096	$4,140	$65,236

Net Book Value
At January 1, 2010	$144,009	$2,405	$146,414
At December 31, 2010	$178,639	$2,773	$181,412
At December 31, 2011	$280,524	$3,748	$284,272

Future development costs of $37.1 million (2010 - $49.7 million) for Proved and Probable reserves were included in the depletion calculation for the year ended December 31, 2011.

15. GOODWILL

(000s)
Balance at January 1, 2010	$8,180
Acquisitions through business combinations	-
Balance at December 31, 2010	$8,180
Acquisitions through business combinations	-
Balance at December 31, 2011	$8,180

Goodwill was assessed for impairment as at December 31, 2011, December 31, 2010 and January 1, 2010, and no impairment was recognized as a result of these assessments. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 15%.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2011, December 31, 2010 or January 1, 2010.

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2011, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 5.

	December 31	December 31	January 1
(000s)	2011	2010	2010
Bank debt	$60,000	$90,000	$50,000
Deferred financing costs	(2,391)	(3,580)	(201)
	57,609	86,420	49,799

Current portion of long-term debt	-	-	49,799
	$57,609	$86,420	$-

As at December 31, 2011, the Company had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the year ended December 31, 2011, the average effective interest rate was 7.9% (2010 – 6.4%) . As repayments on the Borrowing Base Facility are not expected to commence until the third quarter of 2013, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of December 31, 2011 are as follows:

(000s)
2012	$-
2013	18,000
2014	29,995
2015	12,005
2016	-
$60,000

18. COMMITMENTS AND CONTINGENCIES

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the successful approval of the transaction by the Egyptian Government, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Consolidated Financial Statements for the year ended December 31, 2011 related to the contingency.

The Company is subject to certain office and equipment leases (Note 5).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	December 31, 2011		December 31, 2010
000’s	Shares	Amount	Shares	Amount
Balance, beginning of year	67,576	$80,106	65,399	$66,106
Share issuance	5,000	75,594	-	-
Stock options exercised	479	1,946	2,177	9,959
Stock-based compensation on exercise	-	628	-	4,041
Share issue costs	-	(4,011)	-	-
Balance, end of year	73,055	$154,263	67,576	$80,106

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

20. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	4,156	3.80	5,478	4.12
Granted	1,134	12.65	1,430	7.22
Exercised	(479)	4.06	(2,177)	4.67
Forfeited	(51)	6.28	(575)	4.04
Options outstanding, end of year	4,760	6.81	4,156	4.89
Options exercisable, end of year	2,440	4.31	1,366	3.80

	Options Outstanding				Options Exercisable
			Weighted-				Weighted-
	Number		Average	Weighted-	Number		Average	Weighted-
Exercise	Outstanding at		Remaining	Average	Exercisable at		Remaining	Average
Prices	Dec 31, 2011		Contractual	Exercise Price	Dec 31, 2011		Contractual	Exercise
(C$)	(000s	)	Life (Years)	(C$)	(000s	)	Life (Years)	Price (C$)
2.30-4.00	1,613		2.2	3.08	1,303		2.1	2.98
4.01-6.00	932		1.5	4.89	780		1.2	4.86
6.01-8.00	803		3.4	7.39	268		3.4	7.39
8.01-10.00	377		4.0	8.66	69		3.6	8.04
10.01-13.20	851		4.4	13.00	-		-	-
13.21-15.12	184		4.2	14.35	20		4.0	15.12
	4,760		2.9	6.81	2,440		2.0	4.31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock–based compensation

Compensation expense of $3.4 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during year ended December 31, 2011 (2010 - $1.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2011	2010
Weighted average fair market value per option (C$)	4.22	2.81
Risk free interest rate (%)	1.82	2.70
Expected volatility (%)	50.60	48.94
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	9.34	6.08
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2011, employees exercised 479,000 (2010 – 2,177,000) stock options. In accordance with IFRS, the fair value related to these options was $0.6 million, (2010 - $4.0 million,) at time of grant and has been transferred from contributed surplus to share capital. As at December 31, 2011, December 31, 2010 and January 1, 2010, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	2011		2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of year	150	6.61	-	-
Granted	-	-	150	6.61
Exercised	(15)	7.94	-	-
Forfeited	(30)	7.94	-	-
Units outstanding, end of year	105	6.04	150	6.61
Units exercisable, end of year	35	6.04	-	-

For the year ended December 31, 2011, compensation expense recoveries of $0.3 million were recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income (2010 – expense of $0.6 million) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements as at December 31, 2011 was $0.3 million (2010 - $0.6 million) and the total fair value of the liability for vested benefits as at December 31, 2011 was $0.1 million (2010 - $Nil).

21. PER SHARE AMOUNTS

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

(000s)	2011	2010
Weighted-average number of shares outstanding	72,529	66,328
Dilution effect of stock options	2,408	2,564
Weighted-average number of diluted shares outstanding	74,937	68,892

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2011, the Company excluded 1,016,500 stock options (2010 – 60,000) as their exercise price was greater than the average common share market price in the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY DISCLOSURES

Details of controlled entities are as follows:

		Ownership Interest	Ownership Interest
	Country of	2011	2010
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	-
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe South Alamein Inc.	Turks & Caicos	100	-
TransGlobe GOS Inc.	Turks & Caicos	100	100

23. COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel have been identified as the board of directors and the four executive officers of the Company.

Key management personnel remuneration consisted of the following:

(000s)	2011	2010
Salaries, incentives and short-term benefits	$2,380	$2,014
Stock-based compensation	1,522	916
	$3,902	$2,930

24. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Consolidated Financial Statements:

	Egypt		Yemen		Total
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$215,851	$114,895	$31,903	$42,325	$247,754	$157,220
Gain on acquisition	13,187	-	-	-	13,187	-
Other income	6	-	14	-	20	-
Total segmented revenue	229,044	114,895	31,917	42,325	260,961	157,220

Segmented expenses
Production and operating	27,407	16,464	9,255	10,386	36,662	26,850

Depletion, depreciation and amortization	31,035	21,338	3,585	6,562	34,620	27,900
Income taxes - current	66,630	29,686	7,387	10,121	74,017	39,807
Income taxes - deferred	(4,606)	1,894	161	-	(4,445)	1,894
Impairment loss	12,147	-	-	-	12,147	-
Total segmented expenses	132,613	69,382	20,388	27,069	153,001	96,451

Segmented earnings	$96,431	$45,513	$11,529	$15,256	107,960	60,769

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					807	670
Exploration					1,561	331
General and administrative					18,893	15,458
Foreign exchange loss					310	216
Depreciation and amortization					461	240
Finance revenue					(447)	(28)
Finance costs					4,983	3,317
Total non-segmented expenses					26,568	20,204

Net earnings for the year					$81,392	$40,565

Capital expenditures
Exploration and development	$63,177	$56,946	$5,495	$7,583	$68,672	$64,529
Acquisitions	74,814	-	-	-	74,814	-
Corporate					1,447	813
Total capital expenditures	$137,991	$56,946	$5,495	$7,583	$144,933	$65,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of reportable segment assets and liabilities are as follows:

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	-	1,619
Goodwill	8,180	-	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216

Total assets			$525,806

Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027

Total liabilities			$185,314

December 31, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,783	$12,826	$22,609
Property and equipment
Petroleum properties	143,233	35,406	178,639
Other assets	1,630	-	1,630
Goodwill	8,180	-	8,180
Other	71,504	11,378	82,882
Segmented assets	234,330	59,610	293,940
Non-segmented assets			51,685

Total assets			$345,625

Liabilities
Accounts payable and accrued liabilities	$31,321	$5,980	$37,301
Deferred taxes	25,589	9,618	35,207
Segmented liabilities	56,910	15,598	72,508
Non-segmented liabilities			90,927

Total liabilities			$163,435

January 1, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,874	$10,529	$20,403
Property and equipment
Petroleum properties	107,327	36,682	144,009
Other assets	1,836	-	1,836
Goodwill	8,180	-	8,180
Other	41,347	5,877	47,224
Segmented assets	168,564	53,088	221,652
Non-segmented assets			6,750

Total assets			$228,402

Liabilities
Accounts payable and accrued liabilities	$10,788	$1,373	$12,161
Deferred taxes	22,528	10,785	33,313
Segmented liabilities	33,316	12,158	45,474
Non-segmented liabilities			53,031

Total liabilities			$98,505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

(000s)	2011	2010
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(58,803)	$(33,766)
Prepaids and other	(1,245)	(928)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	3,702	16,203
	$(56,346)	$(18,491)

(000s)	2011	2010
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(3,330)	$(29)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	28,020	10,028
	$24,690	$9,999

(000s)	2011	2010
Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$139	$105
	$139	$105

26. FIRST TIME ADOPTION OF IFRS

These are the Company’s first consolidated annual financial statements presented in accordance with IFRS for the year ended December 31, 2011.

IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian Generally Accepted Accounting Principles (“GAAP”) taken to retained earnings unless certain exceptions and exemptions are applied.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has elected to utilize the following exemptions for first-time adoption of IFRS:

(i)

With respect to IFRS 3, Business Combinations, IFRS 1 allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated;

(ii)

With respect to IAS 21, The Effects of Changes in Foreign Exchange Rates, IFRS 1 allows foreign currency translation adjustments classified in accumulated other comprehensive income to be deemed zero and reclassified to retained earnings on January 1, 2010, and for the retrospective restatement of foreign currency translation under IFRS to not be required;

(iii)

With respect to IFRS 2, Share-based payments, IFRS 1 does not require stock options that were granted after November 7, 2002 and vested prior to January 1, 2010 and share appreciation rights that settled prior to January 1, 2010 to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested and share appreciation rights that were unsettled at the date of transition;

(iv)

With respect to IAS 16, Property, Plant and Equipment and IFRS 6, Exploration for and Evaluation of Mineral Resources, IFRS 1 allows for the petroleum asset balance as determined under the Company’s previous accounting framework (Canadian GAAP) to be allocated to the IFRS categories of exploration and evaluation assets and development and production properties. Under the exemption, for assets in the development or production phases, the amount is allocated to the underlying IFRS transitional assets on a pro-rata basis using reserve values as of the IFRS transition date.

(v)	With respect to IFRS 23, Borrowing Costs, IFRS 1 allows borrowing cost disclosures relating to qualifying assets to be applied prospectively from the IFRS transition date.

These mandatory exceptions and optional exemptions are applied in preparing:

(i)	The Consolidated Financial Statements as at and for the year ended December 31, 2011,

(ii)	The Consolidated Financial Statements as at and for the year ended December 31, 2010 prepared in accordance with IFRS for comparative purposes,

(iii)	The opening IFRS consolidated balance sheet on January 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the net increase or decrease in cash and cash equivalents for any given period, the adoption has resulted in changes to the reported financial position and results of operations of the Company. The Company has prepared the following summary of adjustments to reconcile the shareholders’ equity and earnings of the Company under IFRS with those reported under Canadian GAAP:

Reconciliation of assets, liabilities and shareholders’ equity as at January 1, 2010

(Expressed in thousands of U.S. Dollars)

		As at	Effect of	As at
		Jan 1, 2010	Transition	Jan 1, 2010
	Notes	(GAAP)	to IFRS	(IFRS)

ASSETS
Current
Cash and cash equivalents		$16,177	$-	$16,177
Accounts receivable		35,319	-	35,319
Prepaids and other		1,909	-	1,909
Derivative commodity contracts		-	-	-
		53,405	-	53,405

Non-Current
Restricted cash		-	-	-
Intangible exploration and evaluation assets	c	-	20,403	20,403
Property and equipment	c	167,297	(167,297)	-
Petroleum properties	c	-	144,009	144,009
Other assets	c	-	2,405	2,405
Goodwill		8,180	-	8,180
		$228,882	$(480)	$228,402

LIABILITIES
Current
Accounts payable and accrued liabilities		$14,879	$-	$14,879
Derivative commodity contracts		514	-	514
Current portion of long-term debt		49,799	-	49,799
		65,192	-	65,192

Non-Current
Long-term debt		-	-	-
Deferred taxes	e	-	33,313	33,313
		65,192	33,313	98,505

SHAREHOLDERS’ EQUITY
Share capital		66,106	-	66,106
Contributed surplus	a	6,691	1,366	8,057
Accumulated other comprehensive income	b	10,880	(10,880)	-
Retained earnings	a, b, e	80,013	(24,279)	55,734
		163,690	(33,793)	129,897

		$228,882	$(480)	$228,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of assets, liabilities and shareholders’ equity as at December 31, 2010

(Expressed in thousands of U.S. Dollars)

		As at	Effect of	As at
		Dec 31, 2010	Transition	Dec 31,2010
	Notes	(GAAP)	to IFRS	(IFRS)

ASSETS
Current
Cash and cash equivalents		$57,782	$-	$57,782
Accounts receivable		69,085	-	69,085
Prepaids and other		2,867	-	2,867
Derivative commodity contracts		303	-	303
		130,037	-	130,037
Non-Current
Restricted cash		3,387	-	3,387
Intangible exploration and evaluation assets	c	-	22,609	22,609
Property and equipment	c, d	200,297	(200,297)	-
Petroleum properties	c, d	-	178,639	178,639
Other assets	c, d	-	2,773	2,773
Goodwill		8,180	-	8,180
		$341,901	$3,724	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	a	$41,772	$36	$41,808
Derivative commodity contracts		-	-	-
Current portion of long-term debt		-	-	-
		41,772	36	41,808

Non-Current
Long-term debt		86,420	-	86,420
Deferred taxes	e	-	35,207	35,207
		128,192	35,243	163,435

SHAREHOLDERS’ EQUITY
Share capital	a	80,193	(87)	80,106
Contributed surplus	a	4,756	1,029	5,785
Accumulated other comprehensive income	b	10,880	(10,880)	-
	a, b, c
Retained earnings		117,880	(21,581)	96,299
	d, e
		213,709	(31,519)	182,190

		$341,901	$3,724	$345,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of earnings and comprehensive income for year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

		Year Ended	Effect of	Year Ended
		Dec 31, 2010	Transition	Dec 31, 2010
	Notes	(GAAP)	to IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$157,220	$-	$157,220
Derivative loss on commodity contracts		(670)	-	(670)
Finance revenue		28	-	28
		156,578	-	156,578

EXPENSES
Production and operating		26,850	-	26,850
General and administrative	c	14,588	870	15,458
Foreign exchange loss		216	-	216
Finance costs		3,317	-	3,317
Exploration	c	-	331	331
Depletion, depreciation and amortization	d	33,933	(5,793)	28,140
		78,904	(4,592)	74,312

Earnings before income taxes		77,674	4,592	82,266

Income taxes – current		39,807	-	39,807
Income taxes – deferred	e	-	1,894	1,894
		39,807	1,894	41,701
Net earnings and comprehensive income for the year		$37,867	$2,698	$40,565

Reconciliation of changes in shareholders’ equity for the year ended December 31, 2010

(Expressed in thousands of U.S. Dollars)

		Year Ended	Effect of	Year Ended
		Dec 31, 2010	Transition	Dec 31, 2010
	Notes	(GAAP)	to IFRS	(IFRS)

Share Capital
Balance, beginning of year		$66,106	$-	$66,106
Stock options exercised		9,959	-	9,959
Share issuance		-	-	-
Share issue costs		-	-	-
Stock-based compensation on exercise	a	4,128	(87)	4,041
Balance, end of year		$80,193	$(87)	$80,106

Contributed Surplus
Balance, beginning of year	a	$6,691	$1,366	$8,057
Stock-based compensation expense	a	2,193	(424)	1,769
Transfer to share capital on exercise of options	a	(4,128)	87	(4,041)
Balance, end of year		$4,756	$1,029	$5,785

Accumulated Other Comprehensive
Income
Balance, beginning of year	b	$10,880	$(10,880)	$-
Other comprehensive income		-	-	-
Balance, end of year		$10,880	$(10,880)	$-

Retained Earnings
	a, b,
Balance, beginning of year		$80,013	$(24,279)	$55,734
	c, e
Net earnings	a, b,	37,867	2,698	40,565
	c, d, e
Balance, end of year		$117,880	$(21,581)	$96,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Explanation of the above reconciliations from Canadian GAAP to IFRS

(a) Share-based payment transactions

Under Canadian GAAP – The Company measured share-based compensation related to share-purchase options at the fair value of options granted using the lattice-based binomial option pricing model and recognized this expense on a straight-line basis over the vesting period of the options. The fair value of the options granted was measured on the date of the grant. The Company measured the share-based compensation related to share appreciation rights at their intrinsic value less any unvested portion, and accrued the unvested portion evenly over the vesting period. The mark-to-market change in the obligation of the share appreciation rights was determined each reporting period and recognized through earnings.

Under IFRS – The Company continued to measure share-based compensation related to share-purchase options at the fair value of options granted using the same option pricing model; however, the fair value of the options granted was determined separately for each tranche of awards with different vesting dates, as each tranche is considered a separate grant for the purpose of calculating fair value. The fair value of options granted was recognized as compensation expense over the vesting period of the respective tranche. The Company measured share-based compensation related to share appreciation rights at the grant date fair value using the same option-pricing model used for share-purchase options. Subsequent to grant, the liability was re-measured at each reporting date with changes to fair value recognized through earnings.

The effect of transition to IFRS for share-based payments related to share-purchase options is an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus of $1.4 million with a corresponding decrease in retained earnings. There were no share appreciation rights outstanding at January 1, 2010, therefore, there was no effect on transition to IFRS with respect to cash-settled share-based payments. The effect of transition to IFRS on the December 31, 2010 comparative balances are as presented.

(b) Cumulative translation differences

Under Canadian GAAP – Translation differences and cumulative net exchange differences for each self-sustaining foreign operation are classified in a separate component of equity. Prior to May 1, 2008, the Company’s foreign operations were considered to be self-sustaining and consequently were translated using the current rate method. Under the current rate method, assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using rates for the period and gains and losses were included in accumulated other comprehensive income.

Under IFRS – The classification of translation differences and cumulative net exchange differences is dependent on the functional currency of the entity and is measured based on the currency of the primary economic environment in which it operates. The IFRS 1 exemption allows a first-time adopter to eliminate the cumulative net exchange differences classified in accumulated other comprehensive income and avoid retrospective restatement of foreign currency translation requirements. The effect of transition to IFRS for cumulative translation differences is a decrease in accumulated other comprehensive income of $10.9 million with a corresponding increase in retained earnings. The effect of transition to IFRS on the December 31, 2010 comparative balances are as presented.

(c) Property and equipment

Under Canadian GAAP – The Company followed full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost, whereby all pre-exploration and evaluation costs, E&E costs, including undeveloped land and costs relating to pre-commercial exploration or development, and Development and Production (“D&P”) costs were included in the property and equipment balance on the Consolidated Balance Sheet and depleted at the country level.

Under IFRS – Commencing January 1, 2010, the Company has applied both IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 16, Property, Plant and Equipment, depending on the nature of the expenditures, as follows:

i.	Pre-E&E costs are expensed as incurred.

ii.

E&E costs, as determined based on Canadian GAAP, are moved out of the property and equipment balance and reported separately as intangible exploration and evaluation assets on the Condensed Consolidated Interim Balance Sheet. E&E costs are not depleted but assessed for impairment and unrecoverable costs are expensed. When a project is considered technically feasible and commercially viable, the costs are moved to D&P category of petroleum properties and depletion commences.

iii.

D&P costs, as determined under Canadian GAAP, remain in the petroleum assets balance on the Condensed Consolidated Interim Balance Sheet. D&P costs have been allocated to the underlying IFRS transitional assets on a pro-rata basis using the reserve value as of the IFRS transition date.

The effect on the Company’s opening consolidated balance sheet was a decrease in the property and equipment balance of $20.9 million and a $20.4 million increase in the intangible exploration and evaluation assets balance, now presented separately from property and equipment, and a reallocation of property and equipment costs ($146.4 million) to the underlying transitional assets, categorized within petroleum properties ($144.0 million) and other assets ($2.4 million), based on reserve values.

In addition, the effect of transition to IFRS was the expensing of certain previously capitalized pre-licensing costs, resulting in a decrease to intangible exploration and evaluation assets of $0.5 million and a corresponding decrease in retained earnings. The effect of transition to IFRS on the December 31, 2010 comparative balances are as presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d) Depletion and depreciation

Under Canadian GAAP - Development and production costs were included in the property and equipment balance and were depleted using a reserve base of Proved reserves.

Under IFRS - The Company continues to capitalize development and production costs as property and equipment; however, these costs are depleted using a reserve base of Proved plus Probable reserves.

The effect of transition to IFRS was the expensing of development and production costs over a larger reserve base and including future capital costs associated with the larger reserve base, resulting in a decrease to depletion and depreciation expense and a corresponding increase in retained earnings on the December 31, 2010 comparative balances as presented.

(e) Income tax

Under Canadian GAAP - The Company used the liability method to account for income taxes, whereby future income taxes were determined based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities were measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences were expected to be recovered or settled. When the cost of an asset was not deductible in determining taxable income and any proceeds arising from its eventual disposal would not be included in the determination of taxable income, no temporary differences arose.

Under IFRS - The Company continues to account for all deferred income taxes consistent with the previous methodology; however, deferred tax liabilities are recognized for all taxable temporary differences, except to the extent it arises from the initial recognition of an asset or liability that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. The existing contractual arrangements in foreign jurisdictions continue to be in effect and in accordance with IAS 12, Income Taxes, certain transactions have been determined to have deferred income tax consequences.

The effect of transition to IFRS was an increase to deferred tax liabilities of $33.3 million with a corresponding decrease in retained earnings. The effect of transition to IFRS on the income tax expense for December 31, 2010 comparative balances are as presented.

Cash flows

The adoption of IFRS has had no impact on the Company's net increase or decrease in cash and cash equivalents for any given period. The changes made to the Consolidated Balance Sheet and Consolidated Statement of Earnings and Comprehensive Income have resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows. Interest paid has been reclassified from operating activities to financing activities on the Consolidated Statements of Cash Flows as interest expense is a cost the Company incurs to have access to financial resources.

27. EVENTS AFTER THE REPORTING PERIOD

On February 22, 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate have agreed to purchase for resale, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The amount raised was comprised of an original issuance in the amount of C$85.0 million (US$85.0 million) that closed on February 22, 2012, along with an overallotment option in the amount of C$12.8 million (US$12.9 million) that was exercised by the underwriters and closed on February 29, 2012.The debentures are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to sell all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

SUPPLEMENTARY INFORMATION

(Unaudited – Expressed in thousands of U.S. Dollars, except per share, price and volume amounts)

	Year ended December 31
Financial	2011	2010	2009***	2008***	2007***

Oil and gas sales	449,794	268,901	167,798	233,695	136,709
Oil and gas sales, net of royalties and other	247,754	157,220	102,805	132,393	87,911
Operating expense	36,662	26,850	24,765	21,561	15,268
General and administrative expense	18,893	15,458	11,427	10,213	6,743
Depletion, depreciation and accretion expense	35,081	28,140	47,579	38,056	31,172
Income taxes	69,572	41,701	21,853	32,148	12,675
Cash flow from operating activities	63,630	56,969	36,799	57,793	53,618
Funds flow from operations*	119,976	75,460	45,064	59,267	52,141
Basic per share	1.65	1.14	0.70	0.99	0.87
Diluted per share	1.60	1.10	0.70	0.98	0.86
Netback**
Egypt	121,814	68,745	35,434	29,769	4,072
Yemen	15,261	21,818	20,753	41,899	39,870
Canada	-	-	-	6,934	16,071
Net earnings (loss)	81,392	40,565	(8,417)	31,523	12,802
Basic per share	1.12	0.61	(0.13)	0.53	0.21
Diluted per share	1.09	0.59	(0.13)	0.52	0.21
Capital expenditures	70,119	65,342	35,546	44,714	37,015
Acquisition	73,836	-	-	62,392	68,001
Working capital	139,983	88,229	(11,787)	23,984	5,494
Long-term debt (including current portion)	57,609	86,420	49,799	57,230	51,958
Shareholders’ equity	340,492	182,190	163,690	154,735	123,243
Common shares outstanding
Basic (weighted average)	72,529	66,328	64,443	59,692	59,595
Diluted (weighted average)	74,937	68,892	64,443	60,704	60,525
Total assets	525,806	345,625	228,882	228,238	204,219
*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Netback is a measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses, and may not be comparable to measures used by other companies.

***	Financial information presented for 2007, 2008 and 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

Reserves
Total proved (MMBoe)	28.1	20.5	19.2	12.6	11.9
Total proved plus probable (MMBoe)	44.2	30.4	24.2	19.8	16.4

Production and Sales Volumes
Total production (Boepd) (6:1)*	12,132	9,960	8,980	7,342	5,651
Total sales (Boepd) (6:1)*	12,132	9,960	8,980	7,342	5,692
Oil and liquids (Bopd)	12,132	9,960	8,980	6,974	4,660
Average price ($ per Bbl)	101.58	73.97	51.19	88.69	71.30
Gas (Mcfpd)	-	-	-	2,212	6,193
Average price ($ per Mcf)	-	-	-	8.92	6.64
Operating expense ($ per Boe)	8.28	7.39	7.56	8.02	7.35
*	The differences in production and sales volumes result from inventory changes.
**

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion ratio of 6,000 cubic feet of natural gas to 1 barrel of oil to estimate relative energy content and does not represent a value equivalency at the wellhead.

Share Information	2011	2010

TSX: Price per share – TSX (C$)
High	15.99	20.35
Low	7.04	3.52
Close	8.07	15.89
Average daily trading volume	296,603	244,062

NASDAQ: Price per share – NASDAQ (US$)
High	16.23	20.26
Low	6.80	3.33
Close	7.92	15.97
Average daily trading volume	231,192	295,593

SUPPLEMENTARY INFORMATION

SUMMARY OF INTERNATIONAL PRODUCTION SHARING AGREEMENTS (“PSA”)

International Land (Egypt and Yemen)
Summary of PSAs

EGYPT
Block	East Ghazalat	West Gharib	West Bakr	Nuqra #1	South Alamein

Basin	Western Desert	Gulf of Suez	Gulf of Suez	Nuqra	Western Desert
Year acquired	2010	2007	2011	2004	2012 (pending)
Status	Exploration	Development	Production	Exploration	Exploration
Operator	Vegas	TransGlobe	TransGlobe	TransGlobe	TransGlobe
TransGlobe WI (%)	50%	100%	100%	71.43%*	50%
Block Area (acres)	159,300	34,856	11,600	3,650,000	558,120
Expiry date	June 2012	2019-2026	April 2020	July 2012	April 2012
Extensions
Exploration:	2nd Extension	N/A	N/A	N/A	2nd Extension
	24 months				24 months
Development	20 yr	+5 yr	+5 yr	20 yr	20 yr
* TransGlobepays88.57% ofcoststofirstoilproduction.TransGloberecoverscarriedcostsfrompartner’sshareofproduction.

	YEMEN
Block	32	72	S-1	75

Basin	Masila	Masila	Marib	Marib
Year acquired	1997	2004/2005	1998	2007
Status	Development	Exploration	Development	Exploration
Operator	DNO	Total	OXY	OXY
TransGlobe WI (%)	13.81087%	20%	25%	25%
Block Area (acres)	146,070	450,234	284,700	262,500
Expiry date	Nov 2020	Sept 2012	Oct 2023	Sept 2011
Extensions
Exploration:	N/A	N/A	N/A	2nd Phase,
				36 months
Development	5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

Summary of PSA Terms

All of the Company’s international blocks are production sharing contracts between the host government and the Contractor (joint venture partners). The government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.

The PSAs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Unutilized cost sharing oil or excess cost oil (maximum cost recovery less actual cost recovery) is shared between the Government and the Contractor as defined in the specific PSA’s. Each PSA is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the Contractor as defined in the specific PSAs.

The following tables summarizes the Company’s international PSA terms for the first production tranche for each block. All the PSAs have different terms for production levels above the first tranche, which are unique to each PSA. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.

SUPPLEMENTARY INFORMATION

PSA Terms –Egypt and Yemen

	EGYPT
Block	East Ghazalat	West Gharib	West Bakr	Nuqra #1	South Alamein*
Production Tranche (MBopd)	0-5	0-5 /	0-50	0-25	0-5
		5-10

Gross royalty %	0%	0%	0%	0%	0%

Max. cost oil %	25%	30%	30%	40%	30%

Excess cost oil	0%	30%	0%	Prod. Sharing	0%

Depreciation per quarter
Operating	100%	100%	100%	100%	100%
Capital	5%	6.25%	5%	6.25%	5%

Production Sharing Oil:
Contractor	20%	30% /	15%	30%	14%
		27.5%
Government	80%	70% /	85%	70%	86%
		72.5%
* South Alamein is pending government approval.

	YEMEN
Block	32*	72	S-1	75
Production Tranche (MBopd)	0-25	0-25	0-25	0-25

Gross royalty %	3% /	3%	3%	3%
	(10%)

Max. cost oil %	60% /	50%	50%	50%
	(25%)

Excess cost oil	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per quarter
Operating	100%	100%	100%	100%
Capital	12.5%	12.5%	12.5%	12.5%

Production Sharing Oil:
Contractor	33.25% /	32.4%	34.2%	34.2%
	(23%)
Government	66.75% /	67.6%	65.8%	65.8%
	(77%)
*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves may be audited every two years by an independent evaluator at the request of the Government of Yemen. At November 2011 Proved reserves were less than 30 million barrels. The next potential reserve audit is November 2012.

SUPPLEMENTARY INFORMATION

RESERVES AND ESTIMATED FUTURE NET REVENUES

In 2009 and 2010 and 2011, DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee, to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2011 and December 31, 2010.

Total Proved reserves for the Company increased 38% from 20.5 million barrels of oil (“MMBbl”) at December 31, 2010 to 28.1 MMBbl at December 31, 2011, replacing 275% of the 4.4 MMBbl produced during 2011.

Total Proved plus Probable reserves for the Company increased by 45% from 30.4 MMBbl at December 31, 2010 to 44.2 MMBbl at December 31, 2011, replacing 412% of 2011 production.

The Company’s Reserves Committee, comprised of independent directors, has reviewed and recommended acceptance of the 2011 and 2010 year-end reserve evaluations prepared by DeGolyer.

The 2011 and 2010 year-end reserves were prepared by the Company’s independent reserve evaluators in accordance with the Canadian National Instrument (NI) 51-101 policy.

The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.

All reserves (gross and net) presented are based on Forecast Pricing.

Reserves

	2011						2010
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total Bbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Category	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Producing	3.6	2.0	16.1	7.2	19.7	9.2	14.1	7.9
Non-producing	4.7	2.6	1.8	1.0	6.5	3.6	3.2	1.6
Undeveloped	0.4	0.2	1.6	0.7	1.9	0.9	3.2	1.7
Total Proved	8.7	4.8	19.4	8.9	28.1	13.7	20.5	11.3

Probable	5.8	2.7	10.2	4.3	16.1	7.0	10.0	5.1

Proved plus Probable	14.5	7.6	29.7	13.1	44.2	20.7	30.4	16.4

Possible	4.3	1.8	11.3	4.6	15.6	6.5	11.4	5.7

Proved plus Probable plus Possible	18.8	9.4	41.0	17.7	59.8	27.1	41.9	22.0

	2011						2010
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total MBbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Area	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Egypt	4.9	2.7	19.4	8.9	24.3	11.6	15.2	8.5
Yemen	3.8	2.1	0.0	0.0	3.8	2.1	5.3	2.8

Total Proved	8.7	4.8	19.4	8.9	28.1	13.7	20.5	11.3

Proved plus Probable
Egypt	8.8	4.6	29.7	13.1	38.4	17.7	23.9	13.0
Yemen	5.8	3.0	0.0	0.0	5.8	3.0	6.6	3.4

Total Proved plus Probable	14.5	7.6	29.7	13.1	44.2	20.7	30.4	16.4

Proved plus Probable plus Possible
Egypt	11.9	6.0	41.0	17.7	52.9	23.7	34.5	18.2
Yemen	6.9	3.4	0.0	0.0	6.9	3.4	7.4	3.8

Total Proved plus Probable plus Possible	18.8	9.4	41.0	17.7	59.8	27.1	41.9	22.0
*	Gross reserves are the Company’s working interest share before the deduction of royalties.
**

Net reserves are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the company’s share of future cost recovery and production sharing oil after the Government’s royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUPPLEMENTARY INFORMATION

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below are calculated using the average price received December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

	Present Value of Future Net Revenues, After Income Tax
	US millions (“$USMM”)
	Constant Pricing
	December 31, 2011					December 31, 2010
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	568.8	493.7	437.5	393.8	359.1	310.5	265.2	231.6	205.5	184.6
Yemen	83.2	72.6	64.3	57.6	52.3	77.4	67.6	59.8	53.4	48.2

Total Proved	652.0	566.3	501.7	451.5	411.3	387.9	332.8	291.4	258.9	232.8

Proved plus Probable
Egypt	832.1	701.9	606.8	534.8	478.5	442.1	370.2	316.4	274.6	241.3
Yemen	135.6	109.4	91.3	78.4	68.7	98.9	84.4	73.2	64.4	57.4

Total Proved plus Probable	967.7	811.3	698.2	613.1	547.1	541.0	454.6	389.6	339.1	298.7

Proved plus Probable plus Possible
Egypt	1,095.0	893.7	752.8	649.7	571.3	612.2	492.3	409.2	348.1	301.1
Yemen	164.1	130.5	107.6	91.3	79.2	112.6	95.0	81.6	71.1	62.7

Total Proved plus Probable plus Possible	1,259.2	1,024.3	860.5	740.9	650.5	724.8	587.3	490.8	419.2	363.8

The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

	Present Value of Future Net Revenues, After Income Tax

	Independent Evaluator’s Price Forecast
	December 31, 2011					December 31, 2010
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	543.7	471.2	416.9	375.0	341.7	380.5	320.3	277.1	244.4	218.6
Yemen	73.6	64.9	57.8	52.0	47.3	100.1	86.2	75.4	66.9	60.0

Total Proved	617.3	536.1	474.8	427.1	389.0	480.6	406.5	352.5	311.3	278.5

Proved plus Probable
Egypt	801.8	673.8	581.0	510.9	456.4	544.2	451.4	383.5	331.8	291.1
Yemen	129.6	103.9	86.4	73.8	64.5	127.4	107.1	91.9	80.3	71.1

Total Proved plus Probable	931.4	777.8	667.4	584.8	520.9	671.6	558.5	475.4	412.1	362.2

Proved plus Probable plus Possible
Egypt	1,062.5	862.1	723.0	621.9	545.4	771.2	609.9	502.0	424.7	366.3
Yemen	157.3	124.1	101.7	85.9	74.3	145.2	120.9	102.8	89.0	78.1

Total Proved plus Probable plus Possible	1,219.7	986.2	824.8	707.8	619.8	916.4	730.8	604.8	513.7	444.5

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31
Oil $/Bbl	2011	2010
Egypt*	97.86	69.50
Yemen*	109.71	77.81

*	The constant price case is based on the average of the reference price received on the first day of each month during the respective year adjusted for respective differentials.

SUPPLEMENTARY INFORMATION

The following table summarizes the independent evaluator’s price forecast used to estimate future net revenues.

	Egypt		Yemen
	Oil		Oil
	$/Bbl		$/Bbl
Year	2011	2010	2011	2010
2012	91.84	81.12	104.42	90.78
2013	90.78	81.92	103.05	91.63
2014	91.25	83.67	103.76	93.53
2015	91.65	86.45	104.54	96.50
2016	91.14	88.31	104.32	98.42
Thereafter*	2.0%	2.0%	2.0%	2.0%

*	Percentage change represents the increase in each year after 2016 to the end of the reserve life.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Robert A. Halpin[3,4]
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Geoffrey C. Chase[1,4]
Director

Fred J. Dyment[1,2]
Director

Gary S. Guidry[2,4]
Director

Erwin L. Noyes[2,3]
Director

Robert G. Jennings[1,3]
Director

David C. Ferguson
Vice President, Finance, CFO & Corporate Secretary

Albert E. Gress
Vice President, Business Development

1. Audit Committee
2. Compensation Committee
3. Governance and Nominating Committee
4. Reserves Committee

INVESTOR RELATIONS

Scott Koyich
Telephone:(403) 264-9888
Email: investor.relations@trans-globe.com

Web Site: www.trans-globe.com

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

BANK

Sumitomo Mitsui Banking Corporation Europe Limited
London, Great Britain

AUDITOR

Deloitte & Touche LLP
Calgary, Alberta

EVALUATION ENGINEERS

DeGolyer and MacNaughton Canada Limited
Calgary, Alberta

HEAD OFFICE

2300, 250 – 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
Telephone: (403) 264-9888
Facsimile: (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 3rd Floor
Ring Road
New Maadi, Cairo, Egypt

TransGlobe Energy
CORPORATION

TSX: TGL NASDAQ: TGA
www.trans-globe.com